[redacted]

SECUI 12011517 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mann Mann Jensen Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue, 24th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Kolber 212-754-2165
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein Reminick LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mann Mann Jensen Partners LP, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WERNER GRASER
Notary Public - State of New York
No. 01GR6114286
Qualified in New York County
My Commission Expires August 9, 2012

Notary Public

Signature

Chief Financial Officer/FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN
REMINICK

SEC
Mail Processing
Section
FEB 24 2012
Washington, DC
123

MANN MANN JENSEN PARTNERS LP

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2011

HOLTZ
RUBENSTEIN
REMINICK

MANN MANN JENSEN PARTNERS LP

Contents

Year Ended December 31, 2011 — *Pages*

HOLTZ
RUBENSTEIN
REMINICK

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Report of Independent Registered Public Accounting Firm

To the Partners
Mann Mann Jensen Partners LP

We have audited the accompanying statement of financial condition of Mann Mann Jensen Partners LP (the "Company") as of December 31, 2011, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 of the Commodity Exchange Act (CEA). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mann Mann Jensen Partners LP at December 31, 2011, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 of the Commodity Exchange Act (CEA) is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Holtz Rubenstein Reminick LLP

New York, New York
February 21, 2012

MANN MANN JENSEN PARTNERS LP

Statement of Financial Condition

December 31, 2011

Assets		
Cash and Cash Equivalents	$	312,833
Accounts Receivable		359,113
Prepaid Expenses		21,945
Property and Equipment, net		5,103
Deferred Tax Asset		19,000
Total Assets	$	717,994
Liabilities and Partners' Capital		
Liabilities:		
Accounts payable and accrued liabilities	$	169,094
Total Liabilities		169,094
Commitments		
Partners' Capital		548,900
Total Liabilities and Partners' Capital	$	717,994

See notes to financial statements.

MANN MANN JENSEN PARTNERS LP

Statement of Operations

Year Ended December 31, 2011

Revenue:	
Commissions	$ 1,569,595
Total Revenue	1,569,595
Operating Expenses:	
Compensation and benefits	821,924
General and administrative expenses	755,052
Total Operating Expenses	1,576,976
Loss from Operations	(7,381)
Other Income:	
Interest Income	298
Other Income	8,000
Total Other Income	8,298
Income before Provision for Income Taxes	917
Provision for Income Taxes	2,000
Net Loss	$ (1,083)

Statement of Changes in Partners' Capital

Year Ended December 31, 2011

	General Partner	Limited Partners	Total
Balance - beginning of year	$ 3,671	$ 396,312	$ 399,983
Partners' Capital Contributions	-	150,000	150,000
Net Loss	(4)	(1,079)	(1,083)
Balance - end of year	$ 3,667	$ 545,233	$ 548,900

Statement of Cash Flows

Year Ended December 31, 2011

Cash Flows from Operating Activities:		
Net Loss	$	(1,083)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		3,579
Deferred income taxes		2,000
Changes in operating assets and liabilities:		
Accounts receivable		(195,077)
Prepaid expenses		7,106
Accounts payable and accrued liabilities		90,865
Deferred compensation		(107,148)
Net Cash Used in Operating Activities		(199,758)
Cash Flows from Investing Activities:		
Purchase of property and equipment		(2,497)
Net Cash Used in Investing Activities		(2,497)
Cash Flows from Financing Activities:		
Partners' capital contributions received		150,000
Net Cash Provided by Financing Activities		150,000
Net Decrease in Cash and Cash Equivalents		(52,255)
Cash and Cash Equivalents - beginning of year		365,088
Cash and Cash Equivalents - end of year	$	312,833
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$	-

1. Organization and Nature of Business

Mann Mann Jensen Partners LP (the "Company"), formerly known as Vega Securities LP and Proxima Alfa Securities LP, was organized in 2005 as a limited partnership under the laws of the State of Delaware. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company operates from its office located in New York City.

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

The General Partner, which has a 0.33% ownership interest, has full and complete control of all affairs of the Company, and the management and control of the Company's activities. Limited partners are only liable for the losses, debts, and obligations of the Company. Allocation of income, losses, and distributions are made in accordance with each partner's respective ownership interest.

Subject to any limitations in the Delaware limited partnership law, a limited partner may not withdraw any part of its capital account from the Company or receive any distribution from the Company except as approved by the General Partner.

As of January 1, 2010, Forum Asset Management, LLC ("Forum") was admitted as a limited partner and contributed $10,000 of capital to the Company in exchange for a 4.17% limited partner interest. During 2010 and 2011, additional capital contributions were made by other limited partners which reduced Forum's limited partner interest to 1.45% at December 31, 2011.

2. Summary of Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - The Company earns commissions for introducing new investors principally to private investment funds and investment managers. Commissions earned are computed based on the contractually agreed-upon portion of the fees charged by each manager to the investment funds.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2011, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

Fair value of financial instruments - The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximate fair market value due to the short-term maturities of these instruments.

Accounts receivable - Accounts receivable are carried at estimated net realizable value. Management believes that all accounts receivable as of December 31, 2011 are fully collectible. Accordingly, no reserve for bad debts has been recorded at December 31, 2011.

Property, equipment and depreciation - Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Depreciation is provided on the straight-line basis at rates based on the following estimated useful lives:

Equipment	3-5 years
Furniture and Fixtures	7 years

Expenditures for maintenance and repairs are charged to operations as incurred.

Guaranteed payments to partners - Guaranteed payments to partners represent reasonable compensation for services rendered to the Company and are accounted for as operating expenses rather than as an allocation of partnership net income. Guaranteed payments that represent payment of interest on capital account balances are not accounted for as expenses of the Company. Such payments are considered part of the allocation of net income. No guaranteed payments were recorded in 2011 as such amounts were not significant.

Income taxes - The Company is taxed as a partnership for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company operates in New York City, which imposes an income tax on unincorporated businesses. A provision for unincorporated business tax expense has been recorded in the financial statements.

The Company files its U.S. corporate income tax returns using the cash basis of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company's federal, state, and New York City tax returns are subject to review and examination by the taxing authorities and any adjustments could offset the income tax liabilities of the individual partners. The Company is no longer subject to the United States federal, state, and local income tax examinations by tax authorities for years ending before 2008 due to expired statutes of limitation.

Uncertain tax positions - The Company follows the provisions of "*Accounting for Uncertainty in Income Taxes*", which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under "*Accounting for Uncertainty in Income Taxes*", an entity may only recognize or continue to recognize tax positions that meet a "more-likely-than-not" threshold. The Company has evaluated its tax position for the year ended December 31, 2011, and does not expect a material adjustment to be made.

Subsequent events - The Company evaluated all subsequent events from the date of the financial statements through February 21, 2012, which represents the date these financial statements are available to be issued. There were no additional events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

3. Property and Equipment

Property and equipment consists of the following:

December 31, 2011		
Furniture and Fixtures	$	3,324
Equipment		134,213
		137,537
Less Accumulated Depreciation		132,434
	$	5,103

Depreciation expense charged to operations for the year ended December 31, 2011 was $3,579.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require the maintenance of minimum net capital of $45,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules provide that equity capital may not be withdrawn if, among other things, the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $249,265, which was $204,265 in excess of its required net capital. The Company's net capital ratio was .7 to 1.

5. Transactions with Related Parties and Concentrations

The Company leases its office space under a space-sharing agreement with Forum. The agreement requires monthly lease payments and provides that the lease shall continue until terminated by either party at any time upon thirty days written notice to the other party. Net lease expense charged to operations for the year ended December 31, 2011 was $42,000.

During the year ended December 31, 2011, approximately 99% of the Company's revenue was derived from Forum. Accounts receivable due from this customer totaled $356,786 as of December 31, 2011.

7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

HOLTZ
RUBENSTEIN
REMINICK

Supplementary Information

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net Capital:		
Total Partners' Capital	$	548,900
Deductions and/or Charges:		
Non-allowable assets:		
Accounts receivable, net of accrued commissions payable		253,587
Prepaid expenses		21,945
Property and equipment, net		5,103
Deferred tax asset		19,000
Total Deductions and/or Charges		299,635
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)		249,265
Haircuts on Securities		-
Net Capital	$	249,265
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$	169,094
Total Aggregate Indebtedness	$	169,094
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	45,000
Excess Net Capital	$	204,265
Ratio: Aggregate Indebtedness to Net Capital		.7 to 1

All other reports required under SEC Rule 15c-3 are not applicable to the Company.

Reconciliation of the Company's Computation of Net Capital and Form X-17A-5 as of December 31, 2011:

There are no material differences between the Company's computation of net capital in the schedule above and the Company's amended FOCUS report filed February 21, 2012; therefore, a reconciliation pursuant to Rule 17a-5(d)(4) is not applicable.